As filed with the Securities and Exchange Commission on June 10, 2022

Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Morgan Stanley China A Share Fund, Inc.
(Name of Subject Company [Issuer])

Morgan Stanley China A Share Fund, Inc.
(Name of Filing Persons [Issuer])

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

617468103
(CUSIP Number of Class of Securities)

522 Fifth Avenue

New York, New York 10036

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (212) 537-2607

Mary E. Mullin, Esq.
1633 Broadway

New York, New York 10019

(Name and Address of Agent for Service)

Copies to:

Mark Parise, Esq. Perkins Coie LLP 1155 Avenue of the Americas 22nd Floor New York, New York 10036	Allison M. Fumai, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.     ☐

For more information:
(800) 231-2608

Morgan Stanley

For Immediate Release

Morgan Stanley China A Share Fund, Inc. Announces Tender Offer

NEW YORK, June 10, 2022 – Morgan Stanley China A Share Fund, Inc. (NYSE: CAF) (the “Fund”) announced today that its Board of Directors has approved a performance-related conditional tender offer to acquire in exchange for cash up to 25 percent of the Fund’s then issued and outstanding shares at a price equal to 98.5 percent of the Fund’s net asset value per share (“NAV”) (minus the costs and expenses related to the tender offer) as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the business day the offer expires (a “Tender Offer”). The Fund will conduct such a Tender Offer only if both (1) the Fund’s total return investment performance measured on a NAV basis does not equal or exceed the total return investment performance of the Fund’s benchmark index, the MSCI China A Onshore Index, during the three-year period commencing on July 1, 2022 and ending on June 30, 2025 (and for the term of successive five-year periods thereafter commencing July 1, 2025), and (2) the Fund’s shares are trading at or below NAV at the conclusion of the applicable measurement period, with such Tender Offer occurring on or before September 30, 2025, and thereafter on each five-year anniversary of September 30, 2025. If the Fund’s performance described above equals or exceeds that of the MSCI China A Onshore Index during any such period or if the Fund’s shares are trading at a premium to NAV at the conclusion of the applicable measurement period, no Tender Offer will be conducted for that period.

If a Tender Offer is triggered, the Fund will issue a press release announcing the Tender Offer and providing additional information about such Tender Offer. Additional terms and conditions of a Tender Offer would also be set forth in the relevant offering materials, which would be distributed to the Fund’s shareholders. The size of any such Tender Offer (up to 25 percent of the Fund’s then issued and outstanding shares), the price at which shares are to be tendered and other terms and conditions of such Tender Offer would be determined by the Board of Directors in its discretion based on its review and consideration of the then-current size of the Fund, market conditions, the ability to repatriate the necessary cash and subject to local Chinese regulatory requirements, and other factors it deems relevant.

In the event that a Tender Offer is triggered and more than 25 percent of the Fund’s then issued and outstanding shares are tendered, the Fund will purchase its shares from tendering shareholders on a pro rata basis (odd-lot tenders for stockholders who own fewer than 100 shares are still subject to pro ration), based on the number of tendered shares, at a price equal to 98.5 percent of the Fund’s NAV (minus the costs and expenses related to the tender offer), as described above.

The Fund continues to maintain a share repurchase program (the “Program”) for purposes of enhancing stockholder value by providing the ability to repurchase shares at a discount to NAV. Since the inception of the Program, the Fund has not repurchased any of its shares in part because of the Fund's ability to repatriate capital gains and income out of China. The Board of Directors regularly monitors the Program as part of its review and consideration of the Fund's premium/discount history. The Fund may only repurchase its outstanding shares at such time and in such amounts as it believes will further the accomplishment of the foregoing objectives of the Program, subject to review by the Board of Directors and the Fund's ability to repatriate capital gains and income out of China. Upon commencement of a Tender Offer, the Fund expects to temporarily suspend any purchases of shares in the open market pursuant to the Program until at least 10 business days after the termination of the Tender Offer, as required by the Securities Exchange Act of 1934, as amended.

The Fund is a non-diversified, closed-end management investment company that seeks capital growth by investing, under normal circumstances, at least 80% of its assets in A-shares of Chinese companies listed on the Shanghai and Shenzhen Stock Exchanges. The Fund’s shares are listed on the NYSE under the symbol “CAF.”

Morgan Stanley Investment Management, together with its investment advisory affiliates, has approximately 1,212 investment professionals around the world and $1.4 trillion in assets under management or supervision as of March 31, 2022. MSIM strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide.

Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services. The Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals from more than 1,300 offices in 43 countries. For further information about Morgan Stanley, please visit www.morganstanley.com.

The Fund has not commenced a Tender Offer described in this release. A Tender Offer will be announced and commenced only if triggered by the circumstances described above. Any Tender Offer will only be made pursuant to a tender offer statement on Schedule TO containing an offer to purchase, a related letter of transmittal and other documents filed with the SEC as exhibits to a tender offer statement on Schedule TO (collectively, the “Tender Offer Materials”), with all such documents made available on the SEC's website at www.sec.gov. For each Tender Offer, the Fund will also make available to shareholders without charge the offer to purchase, the letter of transmittal and other necessary documents. Shareholders should read any Tender Offer Materials carefully and in their entirety when and if they become available, as well as any amendments or supplements thereto, as they would contain important information about the Tender Offer.

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This press release shall not constitute an offer to buy or the solicitation of an offer to sell any shares. The Fund does not intend to make any Tender Offer to (nor will tenders be accepted from or on behalf of) holders of shares in any jurisdiction in which the making of the Tender Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdictions.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

Investing involves risk and it is possible to lose money on any investment in the Fund.